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VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Rufus Decker, Accounting Branch Chief John Hodgin, Petroleum Engineer Angela Lumley Linda Cvrkel

Re:	Vedanta Limited
Form 20-F for the Fiscal Year Ended March 31, 2017 Filed August 15, 2017 File No. 001-33175

Ladies and Gentlemen:

We are counsel to Vedanta Limited, a corporation incorporated under the laws of the Republic of India (the “Company”). The Company received a comment letter dated February 23, 2018 regarding the Staff’s review of the Company’s Form 20-F for the fiscal year ended March 31, 2017. The comment letter indicated that the Company should respond to the comments within ten business days or advise you when the Company will provide you with a response.

The Company is in the process of undertaking the appropriate work to formulate thorough responses to the Staff’s comments and having discussions with its reserve engineers and auditors. The Company respectfully requests an extension for an additional 10 business days and be permitted to respond to the comments by March 23, 2018.

March 7, 2018

Please contact the undersigned at +65.6437.5467 if you have any questions or require any further information.

Respectfully submitted,

/s/ Rajiv Gupta

Rajiv Gupta of LATHAM & WATKINS LLP

Enclosure

cc:	GR Arun Kumar
Chief Financial Officer
Vedanta Limited